UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 3)

Breeze-Eastern Corporation

(Name of Subject Company)

Hook Acquisition Sub Inc.

(Offeror)

TransDigm Group Incorporated

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

106764103

(Cusip Number of Class of Securities)

Halle Fine Terrion

General Counsel and Chief Compliance Officer

TransDigm Group Incorporated

1301 East 9th Street, Suite 3000

Cleveland, Ohio 44114

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John M. Gherlein

John J. Harrington

Baker & Hostetler LLP

1900 East 9th Street, Suite 3200

Cleveland, Ohio 44114

(216) 621-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$205,875,151	$20,732

*	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 9,914,242 shares of Breeze-Eastern common stock outstanding as of November 18, 2015 times $19.61 per share, which is the offer price and (ii) multiplying 1,165,500 shares of Breeze-Eastern common stock underlying stock options outstanding as of November 18, 2015 times $9.83, which represents the difference between the weighted average exercise price of the stock options and the offer price.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,732	Filing Party:	TransDigm Group Incorporated and Hook Acquisition Sub Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	December 3, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), and Hook Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of TransDigm (“Purchaser”), on December 3, 2015, as amended and supplemented by Amendment No. 1 filed on December 10, 2015 and Amendment No. 2 filed on December 23, 2015 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Breeze-Eastern Corporation, a Delaware corporation (“Breeze-Eastern”), for $19.61 in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meaning given to such terms in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, at the end of the day on December 31, 2015. The Depositary for the Offer has advised TransDigm and Purchaser that, as of the expiration of the Offer, 7,203,868 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 72.6% of the outstanding Shares (which includes 38,918 Shares tendered pursuant to guaranteed delivery procedures). In accordance with the terms of the Offer, Purchaser irrevocably accepted for purchase all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

As a result of its irrevocable acceptance for purchase of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger pursuant to Section 251(h) of the DGCL without a vote of Breeze-Eastern’s stockholders. Accordingly, the parties intend to effect the Merger promptly. In the Merger, Purchaser will be merged with and into Breeze-Eastern, with Breeze-Eastern surviving the Merger and continuing as an indirect wholly-owned subsidiary of TransDigm, and each Share that was issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in treasury by Breeze-Eastern, held by TransDigm or Purchaser or any of TransDigm’s or Breeze-Eastern’s respective wholly owned subsidiaries or held by Breeze-Eastern stockholders who were entitled to demand, and who properly demanded, appraisal rights under the DGCL) will be converted into the right to receive the Offer Price.

The press release announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description of Exhibit

(a)(5)(B)	Joint press release issued by Breeze-Eastern and TransDigm, dated January 4, 2016 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TransDigm on January 4, 2016, File No. 001-32833).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

HOOK ACQUISITION SUB INC.

By:	/s/ Terrance Paradie
Name:	Terrance Paradie
Title:	President

TRANSDIGM GROUP INCORPORATED

By:	/s/ Terrance Paradie
Name:	Terrance Paradie
Title:	Executive Vice President and Chief Financial Officer

[Signature page to Schedule TO/A – Final Results]

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit

(a)(1)(A)	Offer to Purchase, dated December 3, 2015.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on December 3, 2015.*

(a)(5)(A)	Joint press release issued by Breeze-Eastern and TransDigm, dated November 19, 2015 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015, File No. 001-07872).

(a)(5)(B)	Joint press release issued by Breeze-Eastern and TransDigm, dated January 4, 2016 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TransDigm on January 4, 2016, File No. 001-32833).

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among TransDigm, Purchaser and Breeze-Eastern (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015, File No. 001-07872) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to the Agreement and Plan of Merger have been omitted and the Company has agreed to furnish a supplemental copy of any such omitted schedule or exhibit to the SEC upon request.).

(d)(2)	Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015).

(d)(3)	Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Partners Small Cap Value, L.P. I. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015).

(d)(4)	Non-Disclosure Agreement, dated August 29, 2015, between Breeze-Eastern and TransDigm.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.